Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

August 29, 2011

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 filed on June 2, 2011
Amendment No. 1 filed on July 14, 2011
Amendment No. 2 filed on August 10, 2011
File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below are the responses of the Company to certain comments contained in the Staff's letter to the Company, dated August 19, 2011, relating to the Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, and as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 9, 2011. The Company undertakes to respond to the other comments contained in the Staff's August 19th letter and to file with the Commission through its EDGAR system an electronic version of Amendment No. 3 to the Registration Statement at a later date after further discussions with the Staff.

        For convenience of reference, the text of the comments in the Staff's letter to which the Company is responding at this time has been reproduced in italicized type herein.

Gross Profit, page 58

Comment No. 8

        We note your statement at the bottom of page 44 and top of page 45 that gross profit margins in your International segment are generally higher than in your North American segment. However, page 58 states the "Asia Pacific region has substantially lower gross margins." Please expand your disclosure to describe how certain regions in the International segment can have substantially lower gross margins that are offset by higher margins elsewhere resulting in gross profit margins that are generally higher than the North American segment. Please provide a more detailed analysis of the geographical differences that can impact gross profit margins in the International segment.

Response:

        The Company advises the Staff that it undertakes to revise the Registration Statement to describe that certain regions in its International segment with lower gross margins are offset by higher margins elsewhere in the segment resulting in gross profit margins that are generally higher than its North American segment. In addition, the Company undertakes to provide a more detailed analysis of the geographical differences that can impact gross profit margins in its International segment.

        In view of the Staff's request for additional detail regarding gross margins and related disclosures in the Registration Statement, the Company submits that reporting revenues on a gross basis promotes greater transparency and insight into the Company's business and financial results. Reporting revenues on a gross basis requires that the Company disclose, to the dollar, the amount of funds remitted to merchants in connection with the Company's sale of Groupons. Reporting revenues on a net basis would not require this disclosure and therefore the discussion of merchant terms or deal margins would not have the same quantitative context or specificity. Reporting revenues on a net basis would make it difficult to focus on these factors with the same level of detail as any period to period discussion of revenues would by necessity focus primarily on the factors driving sales volume (Groupons sold and market penetration) rather than deal margins.

Revenue Recognition, page F-11

Comment No. 13

        Considering your view that the Company, and not the merchant, is the primary obligor in the Groupon transaction, please explain the terms and conditions included in the Company's website that state "Vouchers you purchase through our Site as a Groupon account holder are special promotional offers that you purchase from participating Merchants through our service" and further that "The Merchant is the issuer of the voucher and is fully responsible for all goods and services it provides to you" and why you believe this is consistent with your view.

Response:

        As discussed in the Company's response dated August 10, 2011 to Comment No. 31 in the Staff's letter dated July 22, 2011, the Company believes that, by virtue of the credit risk it bears and the Groupon Promise, it is both a seller and an issuer of vouchers. The Company is the primary obligor when it issues a Groupon voucher on behalf of a merchant, which in turn is solely responsible to deliver goods or perform services. The Groupon Promise represents an integral, intangible element of each Groupon voucher which provides that the Company's customers will receive a refund of the entire purchase price of the Groupon in the event the merchant is unable or fails to deliver in a satisfactory manner the goods or services that are the subject of the Groupon. This, along with other factors the Company has discussed in previous submissions or phone calls with the Staff, has led the Company to conclude that recognition of revenue at the price of the voucher (gross) is the appropriate model. For example, as discussed in the Company's phone call with the Staff on August 18, 2011, the Company plays a significant role in the establishment of the pricing of a Groupon voucher. This is evidenced by the fact that the Company controls if and when an offer is ever run. Offers that are not priced in an advantageous manner may not ever be run.

        The language noted by the Staff in the Company's terms of use is intended to clarify that the merchant identified on the voucher has agreed to participate in the offer and is solely responsible for delivering the goods and services described in that particular voucher. Although the Company provides the Groupon Promise, the Company does not accept any other responsibility for the delivery of goods or services provided to a customer and has never delivered the goods or services underlying a Groupon voucher to a customer on behalf of a merchant or otherwise.

        As the Company's business has matured and the Company has instituted additional risk management measures, this language was recently added to the terms of use, as of July 9, 2011, to clarify the merchant's responsibility as it relates to delivering the goods and services. The Company's potential liability to its customers is limited to the purchase price of the voucher in the form of a refund and the Company does not take responsibility for damages which may be incurred by its customers in excess of that amount. This language is not meant to limit the Company's responsibilities under the Groupon Promise. Rather, it is meant to protect the Company against potential damages that a customer may incur in redeeming the voucher (i.e., a customer is injured because a merchant was negligent).

        After further review and in light of the Staff's comment, the Company is considering a change to the terms and conditions included in its website so as to provide greater clarity for customers to read as follows:

    Vouchers you purchase through our Site as a Groupon account holder are special promotional offers that are issued by us on behalf of participating Merchants. The Merchant is solely and fully responsible for all goods and services it provides to you and for any and all injuries, illnesses, damages, claims, liabilities and costs ("Liabilities") it may cause you to suffer, directly or indirectly, in full or in part, whether related to the use or redemption of a voucher or not.

Comment No. 14

        Please tell us what potential liabilities you may have to the customers for the underlying product or service, and if any of these liabilities are mitigated by your merchant agreements.

Response:

        Pursuant to the Groupon Promise, the Company will refund or credit the customer the amount paid for any voucher in the event the merchant is unable or unwilling to provide goods and services in a satisfactory manner. When refunds are provided to the customer under the Groupon Promise, the Company does not have contractual recourse against the merchant, as discussed further in the Company's response to Comment No. 15 below. As noted in the Company's response to Comment No. 13 above, the Company does not, however, accept any other responsibility for the delivery of goods or services provided to a customer. The Company has never delivered the goods or services underlying a Groupon voucher to a customer on behalf of a merchant or otherwise.

        The Company further directs the Staff's attention to its responses to Comment Nos. 30 and 31 in its August 10, 2011 letter to the Staff. The Company believes that information provided in the referenced responses provides more detail on the liability the Company has to its customers and the mitigation of such liability with its merchants.

        The Company believes that, other than claims noted above, it has no contractual or other legal liability to customers relating to the provision of any of the products or services that are offered by merchants through Groupons. The Company makes it clear to customers in Section 7 of its terms of use that the merchant is "fully responsible for all goods and services it provides," and the terms of use include a waiver on the part of the customer in favor of Groupon with respect to any claim arising from any act or omission of a merchant.

Comment No. 15

        Please tell us if you have recourse to the merchant for any amounts you refund the customer under the Groupon promise. Further, please provide your analysis of any other terms in your merchant agreements that mitigate your risk including, but not limited to, indemnification and other recourse rights that you may have.

Response:

        The standard merchant agreement currently used by the Company does not provide the Company with specific recourse rights for refunds under the Groupon Promise or any other refund scenarios. The Company's historical practice has been to not seek recourse against merchants for such claims. The merchant agreement does provide for the return to the Company of any funds held by a merchant with respect to any unredeemed vouchers in the event that the merchant becomes insolvent. The Company's historical practice has been to not seek recourse against merchants pursuant to this provision. However, the Company may in the future modify its merchant agreement or practices to seek recourse against the merchant for certain refunds.

        For those merchants that the Company pays regardless of redemption of the voucher, the Company typically makes final payment to the merchant on the 60th day following the closing of the deal. Refunds during the first 60 days unrelated to the Groupon Promise are deducted from the final merchant payment. Refunds provided after final payment to the merchant, however, are not currently recovered by the Company, regardless of whether they are pursuant to the Groupon Promise or otherwise. The Company plans to modify its merchant agreement and practices to seek recourse against the merchant for certain refunds. The Company's practices and contractual agreements may change in the future to adapt to changing business circumstances. For those merchants that the Company pays pursuant to the redemption model, it is likewise the Company's current practice not to seek recourse (through setoff or otherwise) for refunds for claims relating to the Groupon Promise.

        The Company further advises the Staff that, as part of the standard agreement that the Company enters into with merchants, merchants provide the Company with a general indemnity against "any claims arising out of or related to the products or services provided by the merchant." As described above, it is not the Company's current practice to seek such indemnity as recourse for claims arising under the Groupon Promise.

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        If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ Steven J. Gavin
Steven J. Gavin
cc:	Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann